SO 3/22/04

3/24

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016439

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 January 2003 (MM/DD/YY) AND ENDING 31 December 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.T.A.P. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Main Street
(No. and Street)

Leesburg (City) FL (State) 34748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Hewell 407-786-2056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRG&G, LLP
(Name – *if individual, state last, first, middle name*)

4776 New Broad Street, Suite 100 (Address) Orlando (City) Florida (State) 32814 (Zip Code)

SEC MAIL MAR 05 2004 WASH, D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

PS 3/31

OATH OR AFFIRMATION

I, Robert E. Hewell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.T.A.P. Financial Services, Inc., as of 31 December, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL B. BELTON
Comm# DD0277635
Expires 1/18/2008
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.T.A.P. Financial Services, Inc.

Leesburg, Florida

Financial Statements
and Supplemental Information

Years Ended December 31, 2003 and 2002

SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2004
WASH. D.C. 183 SECTION

Contents

KRG&G, LLP
Certified Public Accountants
4776 New Broad Street, Suite 100
Orlando, FL 32814
(407) 896-4931
(407) 894-2094 FAX

Independent Auditors' Report

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Leesburg, Florida

We have audited the accompanying statements of financial condition of A.T.A.P. Financial Services, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.T.A.P. Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statement, taken as a whole. The information contained in the supplemental schedule, "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KRG&G

February 20, 2004

A.T.A.P. Financial Services, Inc.

Statements of Financial Condition

Assets

	December 31, 2003		December 31, 2002	
Current Assets				
Cash and cash equivalents	$	7,350	$	7,294
Commissions receivable		-		246
Total Current Assets		7,350		7,540
		7,350		7,540

Liabilities and Stockholders' Equity

	2003		2002	
Current Liabilities				
Commissions payable		-		246
Total Current Liabilities		-		246
Stockholders' Equity				
Common stock - no stated par value - authorized 60 shares, issued and outstanding 30 shares		500		500
Retained earnings		6,850		6,794
		7,350		7,294
	$	7,350	$	7,540

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Operations

	Years Ended December 31, 2003	Years Ended December 31, 2002
Revenues		
Commissions income	$ 32,463	$ 47,024
Interest income	32	54
Dividend income	24	37
	32,519	47,115
Expenses		
Commission expense	26,911	43,386
Accounting	2,850	2,975
Taxes and licenses	1,442	603
Office expense	1,200	-
Professional fees	60	60
	32,463	47,024
Net Income	$ 56	$ 91

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003 and 2002

	Common Stock	Retained Earnings	Total
Balance at December 31, 2001	$ 500	$ 6,703	$ 7,203
Net Income for Year	-	91	91
Balance at December 31, 2002	500	6,794	7,294
Net Income for Year	-	56	56
Balance at December 31, 2003	$ 500	$ 6,850	$ 7,350

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Statements of Cash Flows

	Years Ended December 31, 2003	Years Ended December 31, 2002
Cash Flows From Operating Activities		
Cash received from commissions	$ 32,709	$ 47,260
Cash paid to suppliers and broker	(32,709)	(47,260)
Interest received	32	54
Dividend received	24	37
Net Cash Provided By Operating Activities	56	91
Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities	-	-
Net Increase in Cash and Cash Equivalents	56	91
Cash and Cash Equivalents at Beginning of Year	7,294	7,203
Cash and Cash Equivalents at End of Year	$ 7,350	$ 7,294
Reconciliation of Net Income to Net Cash Provided By Operating Activities		
Net income	$ 56	$ 91
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in:		
Commissions receivable	-	236
Due from Shareholders	-	-
(Decrease) in:		
Commissions payable	-	(236)
Net Cash Provided By Operating Activities	$ 56	$ 91

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Notes to Financial Statements

December 31, 2003 and 2002

Note A - Organization and Significant Accounting Policies

Organization - A.T.A.P. Financial Services, Inc. (the "Company") is a Florida corporation. The Company is registered with the Securities and Exchange Commission as a broker/dealer which sells mutual funds, variable annuities, and other portfolio interests to customers throughout the United States.

Reserve Requirement Under Rule 15c3-3 - The Company will not clear transactions or carry customer accounts and will, therefore, be exempt under paragraph (K)(2)(A) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Company is not required to establish a segregated cash account for the exclusive benefit of customers.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company recognizes revenues when earned and expenses when incurred.

Commissions Receivable - The Company considers commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when those determinations are made.

Income Taxes - The Company, with consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Related Party Transactions

The Company had transactions in the ordinary course of business with stockholders/ officers. Commission income and expense resulting from stockholders/officers transactions were as follows:

	Year Ended 2003	Year Ended 2002
Commission income	$480	$13,341
Commission expense	26,911	43,386

Additionally, commissions payable to stockholders/officers were $0 and $246 at December 31, 2003 and 2002 respectively.

A.T.A.P. Financial Services, Inc. shares office space and supplies through an affiliated company and did not reimburse the affiliate for these expenses during the years ended December 31, 2003 and 2002.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $7,283 and $7,227, which was $2,283 and $2,227 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1, at December 31, 2003 and 2002.

Note D – Major Provider

Commissions received from two providers during the year ended December 31, 2003 totaled approximately $29,300 and $3,400 During the prior year, sales to these two providers totaled approximately $42,300 and 4,700, respectively.

Note E – Material Inadequacies

No material inadequacies were found to exist at or since the date of the previous audit, therefore none are disclosed.

Supplemental Information

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31, 2003	December 31, 2002
Net Capital		
Total stockholders' equity	$ 7,350	$ 7,294
Deduct stockholders' equity not allowable for net capital	-	-
	7,350	7,294
Total stockholders' equity qualified for net capital		
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other deductions or allowable credits-deferred income taxes payable	-	-
Total capital and allowable subordinated liabilities	7,350	7,294
Deductions and/or charges:		
Nonallowable assets	-	-
Haircuts	68	67
Net Capital	7,282	7,227
Reconciliation with Company's Computation		
Net capital as reported in the Company's Part II (unaudited) focus report	7,282	7,227
Audit Adjustments		
Adjustment to cash account	-	-
Net Capital Per Above	$ 7,282	$ 7,227
Aggregate Indebtedness	-	-

See notes to financial statements

A.T.A.P. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission - Continued

	December 31, 2003	December 31, 2002
Computation of Basic Net Capital Requirement		
Minimum net capital required	5,000	5,000
Excess of net capital at 1500%	2,282	2,227
Excess of capital at 1000%	2,282	2,227
Ratio: Aggregate indebtedness to net capital	-	-

See notes to financial statements

KRG&G, LLP
Certified Public Accountants
4776 New Broad Street, Suite 100
Orlando, FL 32814
(407) 896-4931
(407) 894-2094 FAX

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors and Stockholders
A.T.A.P. Financial Services, Inc.
Leesburg, Florida

In planning and performing our audit of the financial statements of A.T.A.P. Financial Services, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KRG&G

February 20, 2004